January 26, 2015
VIA EDGAR

Mr. William H. Thompson
Accounting Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	zulily, inc.
Form 10-K for Fiscal Year Ended December 29, 2013
Filed February 28, 2014
Response dated January 2, 2015
File No. 001-36188
Dear Mr. Thompson:
zulily, inc. (the “Company”) is submitting this letter in response to the letter, dated January 13, 2015, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s annual report on Form 10-K for the fiscal year ended December 29, 2013. The numbered paragraph below corresponds to the numbered comment in the Staff's letter, and the Staff's comment is presented in bold italics.
Consolidated Financial Statements, page 57

Note 1. The Company and Basis of Presentation, page 62

1.
We reviewed your response to comment one in our letter dated December 18, 2014. We note you concluded the referral credit issued to the referring customer is within the scope of ASC 605-50 based on the scope guidance in ASC 605-50-15-2. However, please tell us your consideration of the guidance in ASC 605-50-15-3 which indicates that the guidance in ASC 605-50 does not apply to an offer to a customer, in connection with a current revenue transaction, for free or discounted products or services from the vendor that is redeemable by the customer at a future date without a further exchange transaction with the vendor. In this regard, it is unclear to us how you are able to differentiate your fact pattern from this scope exclusion. Additionally, we note you relied on ASC 605-50-25-3 in determining the appropriate timing for recognition of customer referral credits. However, please tell us your consideration of the guidance in ASC 605-50-25-1 which indicates that the recognition guidance in ASC 605-50 regarding vendor’s accounting for consideration given to a customer applies only to arrangements in which the vendor does not receive an identifiable benefit from the customer in exchange for the sales incentive. In this regard, since you indicate in your correspondence that your “… acquisition of the referred customer is a separate, identifiable benefit…,” it is unclear to us why you believe the recognition guidance in ASC 605-50-25-3 is applicable. We refer you to the flowchart in ASC 605-50-55-1, which illustrates how ASC subtopic 605-50 does not provide any guidance in cases where the consideration qualifies for a scope exclusion in ASC 605-50-15-3 and does not provide recognition or measurement guidance in cases where the vendor receives an identifiable benefit. Finally, please tell us your consideration of whether the issuance of the referral credit is within the scope of ASC 605-25 regarding multiple deliverable transactions and how this would impact your accounting.

www.zulily.com

U.S. Securities and Exchange Commission
January 26, 2015

Response:
The Staff is advised that our member referral program operates as follows:

•	An existing member (“referring member” or “Member A”) may refer a potential new member (“referred member” or “Member B”).

•	Member B may sign up as a new member on our website.

•	Member B may place an order with us.

•	If and when Member B places an order with us, Member A is issued a referral credit.

•	The referral credit is redeemable upon a future purchase by Member A.

We have included our analysis of the flowchart in ASC 605-50-55-1 in Appendix A to our response letter, and we believe the transaction with Member A is within the scope of ASC 605-50, specifically paragraph 15-2(a)(1), as the credit is akin to a discount or coupon for a future purchase. We believe it is important to note that to qualify for participation in the member referral program that enables Member A to potentially receive a credit, no purchase is required by Member A (at any time - either at the time Member A refers a potential customer or previously). An individual can become a member simply by registering on our website and is not required to make a purchase or pay any type of "membership fee". Accordingly, when Member A refers Member B as a potential new member, there is no transaction that occurs (and therefore no corresponding revenue element that requires accounting treatment). In order for Member A to receive a credit, there must be a separate sale transaction with an unrelated customer (Member B).

In the transaction with Member B, there is only one revenue element, which consists of the sale to Member B at an undiscounted price; Member B receives nothing else. Therefore, we believe the transaction with Member B is not within the scope of ASC 605-50 as no consideration or sales incentives such as a discount or credit is provided to Member B. Additionally, because the transaction with Member B only involves a single transaction with member B, there are no multiple elements/deliverables in the transaction with Member B.

If and when Member B makes a purchase from the Company, a credit is issued to Member A. After the Company provides a credit to Member A, there must be a separate transaction with Member A in which member A redeems the credit. The redemption of the credit by member A consists of a single revenue element for the sale to Member A. This transaction with Member A is what triggers the recognition of the credit as described below.

Based on the above analysis, we believe the member referral program does not qualify for the scope exception in ASC 605-50-15-3 - specifically because the transaction that results in the issuance of the credit does not represent a multiple element transaction and is not associated with a “current revenue transaction” with Member A. The member referral program requires two distinct revenue transactions with different members in order for the credit to be redeemed: first a revenue transaction with Member B (which triggers the referral credit) and then a future revenue transaction with Member A (to redeem the credit). Additionally as it relates to ASC 605-50-15-3 we note the credit provided to Member A is not in connection with a prior exchange transaction with Member A (ASC 605-50-15-3 (a) 1); the credit provided to Member A is not in connection with a current exchange transaction with Member A (ASC 605-50-15-3 (a) 2); the credit provided to Member A is not exercisable only after Member A has made a specified number of cumulative purchases or remained a customer a specified period of time (ASC 605-50-13 (b)); and the credit provided to Member A does not arise in connection with consideration given to a customer by a vendor that was acquired in a business combination (ASC 605-50-15-13(c)).

In regards to the timing of recognition for the referral credits, we considered the requirements of ASC 605-50-25-1, and believe we are in the scope of the ASC 605-50-25-1 (as also outlined in our analysis of the applicable flowchart in Appendix A to our response letter). While we believe our acquisition of Member B represents an identifiable benefit, we cannot reasonably estimate the fair value of that benefit, and therefore we have not given accounting recognition to the identifiable benefit. Said differently, we cannot account for the identifiable benefit as a marketing cost incurred in the transaction as the presumption in ASC 605-50-45-2 (for classification as a reduction of revenue) is not overcome. Therefore, we have applied the recognition and measurement guidance in paragraphs 25-3 through 25-4 and have concluded the appropriate recognition is to record the credit as a reduction to revenue at the point Member A utilizes the credit.
In Appendix A to our response letter, we have included our evaluation of the flowchart outlined in ASC 605-50-55-1.

www.zulily.com

U.S. Securities and Exchange Commission
January 26, 2015

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding the Company's responses, please contact me at (206) 454-3323.
Sincerely,
/s/ Marc Stolzman
Marc Stolzman
Chief Financial Officer

cc:	Darrell Cavens, President and Chief Executive Officer
Deirdre Runnette, General Counsel and Secretary

www.zulily.com

U.S. Securities and Exchange Commission
January 26, 2015

Appendix A

Flowchart from ASC 605-50-55-1:

The Company’s Evaluation:

1.	Did vendor give consideration to a Member?

•	Member B: The Company did not provide any consideration to Member B and therefore the transaction is not subject to ASC 605-50.

•	Member A: Yes, upon Member B making a purchase, the Company provided Member A with a credit (similar to a coupon) to be used against future purchases by Member A.

2.	Does the consideration qualify for a scope exception in paragraph 15-3?

•
Member A: No, the credit issued to Member A does not represent 1) a multiple deliverable transaction as a current or prior revenue transaction is not required with Member A to receive the offer, 2) an offer that becomes exercisable after completing a specified cumulative level of revenue transactions or

www.zulily.com

U.S. Securities and Exchange Commission
January 26, 2015

remaining a Member for a specified time period, or 3) amortization of an intangible asset acquired in a business combination.

3.	Apply income statement characterization guidance in paragraphs 45-1 and 45-5

•
Member A: While the acquisition of Member B is an identifiable benefit obtained by the Company, the Company cannot reasonably estimate the fair value of that benefit and therefore, cannot account for it as such. As a result, the presumption that the sales incentive (the referral credit) represents a reduction of the selling price of the Company’s products is not overcome and the Company should record the referral credit as a reduction of revenue.

4.	Does the application of paragraphs 45-1 through 45-5 create negative revenue?

•	Member A: No, the credit to Member A does not result in negative revenue.

5.	Did vendor receive an identifiable benefit?

•	Member A: No, the Company did not account for the identifiable benefit as noted in step #3 above.

6.	Is consideration redeemable by Member only if the member completes a specified cumulative level of revenue transactions or remains a member for a specified period?

•	Member A: No, Member A is able to redeem the credit on its next purchase.

7.	Is consideration redeemable by Member based on a single transaction?

•	Member A: Yes, a current revenue transaction is not required to earn the credit and the credit is redeemable upon Member A’s next purchase of the Company’s products.

8.	Is consideration either products or services delivered at the point of sale, or cash?

•	Member A: Yes, the referral credit entitles Member A to a discount on the Company’s products which are delivered at the point of sale.

9.	Will the consideration result in a loss on the sale of the product or services?

•
Member A: No, we would expect the redemption of the referral credit to reduce the total cash consideration received by the Company in the transaction resulting in a discount of the selling price rather than a loss on the transaction.

•
We acknowledge that a referral credit redemption could, in certain circumstances, result in a loss or in a Member effectively obtaining free products. However, we would expect a loss scenario to be remote as the average sales revenue per transaction is significantly greater than the amount of a referral credit.

10.	Apply recognition and measurement guidance in paragraphs 25-3 through 25-4

•
Member A: We believe the referral credit should be recognized on the date the referral credit is redeemed by Member A as it represents the later of the date the related revenue is recognized and the date on which the sales incentive is offered.

•	The date at which the related revenue is recognized by the vendor

◦
The substance of the member referral program is a sales incentive that results in a discount for Member A at the time the referral credit is redeemed. As a current or prior revenue transaction is not required to earn the referral credit, the revenue related to the referral credit is the revenue recognized in the transaction in which the referral credit is redeemed. Thus, the date associated with ASC 605-50-25-3a is the date of redemption.

•	The date at which the sales incentive is offered

◦
After Member A refers Member B to join the website, Member A becomes eligible to redeem the referral credit on the date that Member B makes a purchase from the Company. The referral credit cannot be applied to transactions on which revenue was recognized prior to Member B’s purchase. Thus, the date associated with ASC 605-50-25-3b is the date of Member B’s purchase.

www.zulily.com